

Mail Stop 3561

August 29, 2008

Dr. Richard G. Hunter
Chief Financial Officer
Food Technology Service, Inc.
502 Prairie Mine Road
Mulberry, FL 33860

> **Re:** **Food Technology Service, Inc.**
> **Amendment No. 2 to Form 10-KSB for Fiscal Year**
> **Ended December 31, 2007**
> **Filed August 28, 2008**
> **File No. 0-19047**

Dear Dr Hunter:

We reviewed your filing and response letter dated August 28, 2008 to our comment letter dated August 14, 2008, and have the following comment. We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comment. Please be as detailed as necessary in your explanation.

We note from your response and disclosure that your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. Please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and <u>reported</u> within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, we believe that management should conclude that disclosure controls and procedures were not effective as of the end of the period covered by the report. Please explain how you could conclude otherwise or further amend the filing to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures; i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief